Exhibit 99.1

August 2024 I Nasdaq: MDWD Next - Generation Enzymatic Therapeutics for Non - Surgical Tissue Repair

2 Cautionary Note Regarding Forward - Looking Statements This presentation contains “ forward - looking statements ” within the meaning of the Private Securities Litigation Reform Act and other securities laws, including but not limited to the statements related to the commercial potential of our products and product candidates, the anticipated development progress of our products and product candidates, and our expected cash runaway . In some cases, you can identify forward - looking statements by terminology such as “ believe, ” “ may, ” “ estimate, ” “ continue, ” “ anticipate, ” “ intend, ” “ should, ” “ plan, ” “ expect, ” “ predict, ” “ potential, ” or the negative of these terms or other similar expressions . Forward - looking statements are not historical facts, and are based upon management ’ s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management ’ s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Important factors that could cause such differences include, but are not limited to the uncertain, lengthy and expensive nature of the product development process ; market acceptance of our products and product candidates ; the timing and conduct of our studies of our product candidates ; our ability to obtain marketing approval of our products and product candidates in the U . S . or other markets ; our expectations regarding future growth, including our ability to develop new products ; risks related to our contracts with BARDA ; our ability to maintain adequate protection of our intellectual property ; competition risks ; and the need for additional financing . These and other significant factors are discussed in greater detail in MediWound ’ s annual report on Form 20 - F for the year ended December 31 , 2023 , filed with the Securities and Exchange Commission ( “ SEC ” ) on March 21 , 2024 , and other filings with the SEC from time - to - time . These forward - looking statements reflect MediWound ’ s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward - looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law Certain studies and data presented herein have been conducted for us by other entities as indicated where relevant . Intellectual property, including patents, copyrights or trade secret displayed in this presentation, whether registered or unregistered, are the intellectual property rights of MediWound . MediWound's name and logo and other MediWound product names, slogans and logos referenced in this presentation are trademarks of MediWound Ltd . and/or its subsidiaries, registered in the U . S . A . , EU member states and Israel . NexoBrid development has been supported in whole or in part with federal funds from the U . S . Department of Health and Human Services ; Administration for Strategic Preparedness and Response ; Biomedical Advanced Research and Development Authority (BARDA), under contract HHSO 100201500035 C . This contract provided funding and technical support for the pivotal U . S . Phase 3 clinical study (DETECT), the randomized, controlled pivotal clinical trial for use in the pediatric population (CIDS), the marketing approval registration process for NexoBrid as well as its procurement and availability under the expanded access treatment protocol (NEXT) . Additional projects for evaluation of NexoBrid funded under the BARDA contract include establishment of a pre - emergency use data package and development of the health economic model to evaluate the cost savings impact to enable market adoption in the United States .

MediWound - Company Highlights

Validated enzymatic technology platform

14 successful clinical trials
120+ peer-reviewed publications
Key approvals: FDA/EMA/JPN

Diversified portfolio

NexoBrid® - Eschar removal for severe burns
EscharEx® - Debridement of chronic wounds[1]

Significant commercial growth potential

NexoBrid® - 2023 revenue of **$19M**
EscharEx® - Targets a **$2B U.S. market**[2]
Challenges a $360M+ dominant product

Strategic global collaborations

Vericel, Mölnlycke, Kaken, Solventum, MiMedx, BARDA, DoD, PolyMedics, BSV

Solid balance sheet with strong investor base

Cash of $51M[3]
Runway through profitability

cGMP certified sterile manufacturing facility

6x manufacturing capacity planned for 2025, supporting global demand

1. Investigational drug **2.** Oliver Wyman (OW) primary research.
3. As of June 30, 2024, including proceeds from the PIPE transaction dated July 15, 2024. This does not reflect the EIC grant

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Proprietary IP protected manufacturing process 4 Core Platform - Enzymatic Technology Pineapple stem harvest Protein extraction Purification, enrichment, stabilization Healthy skin Damaged skin Complex mixture of enzymes Rapid removal of non - viable tissue without surgery Post application Complex mixture of proteolytic enzymes

Multi-Billion Dollar Portfolio

Commercial


NexoBrid
MediWound

NexoBrid®

Disruptive therapy for burn care

Indication: Eschar removal of deep partial and full thickness burns

Classification: Orphan biological drug

Target users: Hospitalized patients

Development status: FDA/EU/JP approved

TAM[2,3] (U.S.): **$300M+**

Pipeline


EscharEx

EscharEx®

Next-Gen enzymatic therapy for wound care[1]

Targeted indication: Debridement of chronic/hard-to-heal wounds

Classification: Biological drug

Target users: Patients in all wound care settings

Development status: Three successful Phase 2 studies
Phase 3 for VLU 2H 2024
Preparations for DFU Phase 2/3 are currently underway

TAM (U.S.): **$2B+**

1. Investigational drug **2.** ~90% of eligible patients require eschar removal; assumes NexoBrid average price of ~$9,000 per patient
3. TAM - targeted addressable market; Oliver Wyman market research

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6 Product Pipeline 1 . Supplemental BLA 2 . U.S. Department of Defense 3 . Investigator - Initiated Trial 4 . Venous Leg Ulcers 5 . Diabetic Foot Ulcers 6 . European Innovation Council VLU 4 debridement DFU 5 debridement Post traumatic wound debridement P 2 / 3 preparations underway; EIC 6 funded P 2 study completed P 3 initiation in 2 H 2024 EscharEx ® Development Phase 1 Phase 2 Phase 3 Registration Marketed Indication Adult burn eschar removal Pediatric burn eschar removal Battlefield b urn eschar removal Blast injury treatment DoD 2 funded IIT 3 EMA/JPN approved; sBLA 1 submitted to FDA Approved Basal Cell Carcinoma MW 005 P 1 / 2 study completed Collaborations: Collaborations:

Value Creating Milestones



2023
2024
2025
NexoBrid®
FDA approval
US/JPN launch
EU pediatric label extension
Deployment for emergency use
FDA guidance battlefield use
NEXT results
Scale-up facility completion
FDA decision pediatric label extension
Battlefield use Manufacturing facility
Capacity increase
EscharEx®
Phase 2 positive results
Strategic research collaborations
Head-to-Head data EscharEx® vs. SANTYL®
EIC $16.25M funding for DFU
Protocol submissions
VLU Phase 3 initiation
DFU Phase 2/3 preparations
BLA supporting activities

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Financial Highlights

BALANCE SHEET

$51M in cash[1]

No debt

REVENUE

2023 revenue of ~**$19M**
NexoBrid® is profitable

Scale-up will potentially increase gross margin **~65%**

$110M+ received from BARDA
$15M funded by DoD

€16.25M to be funded by EIC

EQUITY

Outstanding shares: ~10.8M
Fully diluted: ~15.1M

Nasdaq | **MDWD**

ANALYSTS:

- Josh Jennings, MD - **Cowen**
- Francois Brisebois - **Oppenheimer**
- Swayampakula Ramakanth, PhD - **HCW**
- Jason McCarthy, PhD - **Maxim**

1. As of June 30, 2024, including proceeds from the PIPE transaction dated July 15, 2024. This does not reflect the EIC grant

MediWound | 8

Early, effective and selective non - surgical eschar removal for severe burns Validated & commercialized Approved in 40 + countries including US, EU, JP; 12,000 + patients to date ( 8.8 % concentration)

1 . Edmondson et al., 2018 ; Burns 2 . Gurfinkel et al., 2010 ; Can J Plast Surg 10 First Step in Burn Care - Eschar Removal Removal of non - viable tissue is critical for wound healing Loss of healthy tissue and blood Surgical removal of eschar is traumatic & non - selective 1,2 Prevents infection and sepsis Eschar Requires surgical team, operating room Challenging in delicate areas Stops deterioration and scarring Reveals tissue for medical evaluation

Indication: Eschar removal of deep partial - thickness and/or full - thickness thermal burns Commercial availability : US (Vericel), Japan (Kaken), Europe (direct, and PMI), and India (BSV) Government support: $ 115 M+ received from BARDA & DoD Contracts 11 Non - Surgical, Simple, Selective, Effective ▪ Easy - to - use ▪ Topical application at patient ’ s bedside ▪ Removes eschar within 4 hours ▪ Preserves viable tissue ▪ Enables visual medical assessment ▪ Significantly reduces need for surgery ▪ Reduces blood loss ▪ Improves patient outcomes (scar quality and function)

1 . Shoham et al. 2023 ; Journal of Burn care & Research 2 . Pediatric Phase 3 (CIDS), EU Phase 3 , Expanded Access Protocol (NEXT) 3 . Shoham et al. 2023 ; IWJ 12 Phase 3 Studies Demonstrate Superiority 1 Consistent across various studies 2 and post - marketing data 3 Safe and well - tolerated Improved scarring and comparable wound closure 14 ml 814.51 ml NexoBrid N=75 SOC N=75 4% 72 % NexoBrid N=75 SOC N=75 93.3% 4.0 % NexoBrid N= 75 Gel Vehicle N= 25 Incidence of complete eschar removal P< 0.0001 Time to complete eschar removal (days) P< 0.0001 NexoBrid N= 75 SOC N= 75 1.0 0.5 0.0 0 10 20 30 40 Incidence of surgical eschar removal P < 0.0001 Blood loss P< 0.0001 NexoBrid ® SOC NexoBrid ® SOC NexoBrid ® Gel Vehicle NexoBrid ® SOC 815 ml [N= 100 (75,25)] [N= 150 (75,75)] [N= 150 (75,75)] [N= 150 (75,75)]

Global demand exceeds our current manufacturing capability 3 - fold 13 Growth Supported by Facility Scale - Up Planning and Initiation 2023 2024 2025 Construction FDA/ EMA Submissions 6 X Capacity Increase 19 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 2023 2024 2025 2026 BARDA/DoD NexoBrid Commercial Full manufacturing capacity anticipated in 2025 NexoBrid ® target revenue ($M) (E) (E) (E) 35 28 24

Potentially superior to SOC - aims to set a new bar for efficacy $ 2 B TAM opportunity De - risked - validated technology and successful Phase 2 trials Next - Generation Enzymatic Debridement Candidate for Chronic Wounds ( 5 % concentration)

EscharEx® Targets **Lower Extremity Chronic Ulcers**

VLU Venous Leg Ulcers



Underlying pathology - Chronic venous insufficiency

Affects - Lower leg or ankle

Ulcer characteristics - Larger, shallower ulcers; moderate/severe pain

Prevalence – 2% of population age 65+
600K -1M new cases annually (US)[1]

Complications - Infection, pain, disability

Societal impact - Substantial healthcare burden, low QoL

Management - Debridement, wound bed preparation, compression therapy, control inflammation and infection, promote healing

DFU Diabetic Foot Ulcers



Underlying pathology - Diabetes (Type I/II)

Affects - Mostly bottom of the foot

Ulcer characteristics - Smaller, deeper ulcers; varying pain levels

Prevalence - 25-34% of diabetics develop DFU in their lifetime
1.6M+ new cases annually (US) [1]

Complications - Infection, sepsis, amputation, death

Societal impact - Substantial healthcare burden, low QoL

Management - Debridement, wound bed preparation, offload pressure, control inflammation and infection, promote healing

1. Oliver Wyman (OW) primary research

EscharEx®
Debridement is a critical first step towards healing in both VLU and DFU
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Modalities by Efficacy and Complexity Modalities by Ulcer Type (U.S.) 1 Efficacy Trained Specialist Untrained HCP/ Nurses Ultrasonic Hydrosurgery Biological Sharp Current Enzymatic Autolytic 22% 28% 11% 6% 15% 22% 3% 1% 20% 11% 21% 21% 3% 5% 5% 6% 0% 20% 40% 60% 80% 100% VLU DFU Other Non-sharp Combo (without Enzymatic) Sharp + Autolytic Autolytic Only Non-sharp Combo (with Enzymatic) Sharp + Enzymatic Enzymatic Only Sharp Only 29% 29 % Legend 1 . Oliver Wyman Primary Research 16 Chronic Ulcers: Current Debridement Treatments are Sub - Optimal Surgical EscharEx ®

Enzymatic Debridement within Days ▪ Easy to use daily topical application designed for all patient settings ▪ Debrides chronic ulcers within 4 - 8 daily applications ▪ Promotes granulation tissue ▪ Reduces bacteria & biofilm ▪ In - line with current treatment workflows and reimbursement landscape 17 1 . Wound bed preparation (WBP) = complete debridement + complete granulation Status : Investigational drug Target : Rapid debridement and promotion of healthy granulation tissue (WBP 1 ) in chronic and hard - to - heal wounds VLU Venous Leg Ulcers DFU Diabetic Foot Ulcers Eschar Ex ®

Successfully Evaluated in Three Phase 2 Studies 18 SCREENING DAILY WEEKLY NON - SURGICAL SOC FOLLOWUP PharmEx 2 VLU, DFU EscharEx n= 12 MW - EX 01 3 VLU, DFU, Traumatic EscharEx n= 73 Placebo n= 38 ChronEx 1 VLU EscharEx n= 46 Placebo n= 43 SOC n= 30 RANDOMIZATION ✓ Debridement ✓ Wound Bed Preparation ✓ Debridement ✓ Wound size reduction ✓ Biofilm disruption ✓ Bacterial load reduction ✓ Wound Bed Preparation ✓ Debridement ✓ Wound size reduction 2 w 14 w 1 . Shoham et al. 2024 ; eClinicalMedicine 2 . Snyder et al. 2023 ; Wounds Journal 3 . Shoham et al. 2021 ; Wound Rep Reg

1 . Shoham et al. 2024 ; eClinicalMedicine 2 . Snyder et al. 2023 ; Wounds Journal; Shoham et al. 2021 ; Wound Rep Reg 19 Phase 2 Study 1 - Endpoints Significantly Met No safety issues observed; efficacy results consistent with previous Phase 2 studies 2 EscharEx is superior to Gel Vehicle and Non - surgical SOC (NSSOC) EscharEx ® Gel Vehicle n = 46 n = 43 EscharEx: 9 days vs. NSSOC: 59 days Time to complete debridement % Patients P = 0.004 NSSOC n = 30 63% 30% 13 % Complete debridement within 2 weeks ( p rimary endpoint) P = 0.004 P < 0.001 P = 0.016

Time to WBP Incidence of WBP 1 . Shoham et al. 2024 ; eClinicalMedicine 2 . Hazard Ratio 20 Phase 2 Study 1 - Rapid Wound Bed Preparation (WBP) Achieved 50% 25% 10 % EscharEx N = 23 Gel Vehicle N = 11 NSSOC N = 3 Study suggests that faster wound bed preparation increases the probability of wound closure WBP & Healing Subjects reaching WBP are 4.1 X more likely to achieve wound closure (p = 0.0004 ) Significant correlation of WBP vs. time to wound closure. HR 2 of 11.96 (p < 0.0001 ) EscharEx ® n = 23 Gel Vehicle n= 11 NSSOC n = 3 EscharEx 11 days vs. Gel Vehicle 85 days EscharEx is superior to Gel Vehicle and NSSOC P = 0.01 P < 0.001 P = 0.004 P = 0.011

1 . Snyder et al., 2023 ; Wounds Journal 2 . The PharmEx trial included VLU and DFU patients 21 Phase 2 Pharmacology Study 1 - Beyond Traditional Debridement 2 Results showed reduction in wound size, biofilm and bacterial burden 64% 35% 100 % Bioburden reduced by end of treatment Wound size reduced by end of two - week follow - up Biofilm substantially reduced for all patients positive for biofilm at baseline 70 % Complete debridement achieved within 8 applications (avg 3.9 applications)

1 . The comparison presented represent cross - trial comparison 2 . OW Primary Research 3 . Lantis JC and Gordon I., 2017 ; Wounds 4 . Patry et al., 2017 5 . Snyder et al., 2023 ; Wounds 6 . SOC in the Phase 2 trial included SANTYL ® 7 . Based on the data to date 8 . SANTYL ® PI 22 EscharEx ® Well - Positioned to Become Market Leader 1 EscharEx ® SANTYL ® Investigational drug Ͳ Phase 3 expected to begin in 2 H 2024 Mixture of enzymes; m ultiple targets of action Debridement, promotion of granulation, reduction of biofilm & bacteria 5,7 1 - 2 weeks , daily; Monotherapy Controlled Phase 2 trials; significant superiority over hydrogel & SOC 6 Demonstrated to be safe and well - tolerated 7 Approved in the 1960 s; $ 360 M+ annual revenues (2022) Existing reimbursement code 2 Collagenase; s ingle target of action Debridement 8 4 - 8 + weeks , daily; typically coupled with sharp debridement 3 “ There is a lack of RCTs with adequate methodological quality ” 4 Demonstrated to be safe and well - tolerated

1 . Post - hoc data from the ChronEx Phase 2 study 2 . Comparable incidence of adverse wound reactions identified 23 EscharEx ® vs. SANTYL ® Head - to - Head Data 1 Consistent results in pediatric Phase 3 study, EU Phase 3 study and post marketing data 2 Patient reported pain 2 Incidence of complete debridement in 2 weeks p= 0.001 Time to achieve WBP p= 0.014 Time to wound closure p= 0.05

Safety: Safety & tolerability | ECG | Change in pain | Wound infection rates | Immunogenicity Research collaborations with Solventum , Mölnlycke and MIMEDX 24 EscharEx ® Planned Phase 3 Study in VLU Patients STUDY OBJECTIVES To assess safety and efficacy of EscharEx compared to placebo in patients with VLU A global (US, EU, ROW), randomized, double blind, adaptive design study in patients with VLUs STUDY DESIGN Co - primary : Incidence of complete debridement Incidence of complete wound closure Secondary: Incidence of 100 % granulation tissue Time to complete debridement Time to complete wound closure Change in wound area ENDPOINTS Two arms: EscharEx vs. placebo, 1:1 ratio Sample size: 216 VLU patients Study design: • Daily treatment period - up to 8 applications ( 2 weeks) followed by standardized wound management treatment for 10 weeks • Active wound closure (CTP/ autograft) for patients reaching WBP • 12 weeks durability follow - up for patients that reached wound closure Pre - defined interim assessment: after 67 % of patients completed the initial 12 - week period

EscharEx® Planned **Phase 2/3 Study in DFU Patients**

STUDY OBJECTIVES[1]

To assess safety and efficacy of EscharEx compared to placebo in patients with DFU

1. Subject to agreements with FDA/EMA

STUDY DESIGN

A global (US, EU, ROW), randomized, double blind, adaptive design study in patients with DFUs

Three arms: EscharEx, placebo and SOC (SOC will be dropped early in the study)

Sample size: 240 DFU patients

Study design:

- Daily treatment period - up to 8 applications (2 weeks) followed by standardized wound management treatment for 10 weeks
- Active wound closure (CTP/ autograft) for patients reaching WBP
- 12 weeks durability follow-up for patients reaching wound closure

Pre-defined interim assessment

ENDPOINTS

Co-primary:

Incidence of complete debridement

Incidence of complete wound closure

Secondary:

Incidence of 100% granulation tissue

Time to complete debridement

Time to complete wound closure

Change in wound area

Safety:

Safety & tolerability | ECG | Change in pain | Wound infection rates | Immunogenicity

EscharEx® €16.25M funding from the European Innovation Council accelerator

MediWound 25

22% 14% 11% 29% 15% 23% 3% 3% 20% 14% 21% 11% 3% 3% 5% 4 % Current Post-Product X Launch 1 . Oliver Wyman Primary research 26 EscharEx ® Combined VLU/DFU U.S. Market Opportunity 1 29% 55 % Market Potential Growth EscharEx ® anticipated to draw market share from all other debridement modalities 2.1 M patients VLU: 1.0 M | DFU: 1.1 M 400 K patients 1.3 M patients VLU: 560 K | DFU: 770 K Epidemiology Estimate TAM - $ 2 B 30 % expected market share 55 - 70 % eligible debridement Non - surgical debridement has an existing reimbursement code Post EscharEx launch Enzymatic Only Sharp + Enzymatic Non - sharp Combo (with Enzymatic)

27 Highly Experienced Leadership Team Ofer Gonen CEO Dr. Ety Klinger Chief R&D Officer Nachum (Homi) Shamir Chairman Dr. Robert J. Snyder CMO Barry Wolfenson EVP Strategy & Corp Dev. Hani Luxenburg CFO Dr. Shmulik Hess COO & CCO

NexoBrid ® FDA approved 28 Strategic Timeline 2027 - 8 2023 2024 2025 - 6 Interim assessment of EscharEx ® Phase EscharEx ® Phase results EscharEx ® VLU Phase initiation 6 X facility scale - up NexoBrid ® ~$ 24 M revenue $ 25 M PIPE Mölnlycke collaboration EscharEx ® approval $ 100 M+ revenue with contribution from EscharEx ® Cashflow positive Strategic collaborations with industry leaders EscharEx ® DFU Phase 2 / 3 initiation Head - to - Head data EscharEx ® vs. SANTYL ® NexoBrid ® ~$ 3 - 40 M annual revenue € 16.25 M EIC funding